Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF APRIL 30, 2020 DATE, TIME AND PLACE: On April 30, 2020, at 2:00 p.m., at Avenida Brigadeiro Faria Lima, 3.500, 4º andar, in the city and state of São Paulo. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: Taking into consideration the resolutions made by Stockholders at the Annual and Extraordinary General Stockholders’ Meeting held on April 28, 2020 and after discussing the topics below, the Board members resolved as follows: BOARD OF DIRECTORS 1) To appoint PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL as Co-chairmen. 2) To appoint Vice RICARDO VILLELA MARINO as Vice President. EXECUTIVE BOARD 3) To establish at 20 the number of seats on the Board of Officers for the annual term of office that will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2021, composed of a Chief Executive Officer, 2 Senior Vice Presidents (“Diretores Gerais”), 3 Director Vice Presidents, 4 Executive Officers and 10 Officers. 4) To reelect CANDIDO BOTELHO BRACHER, CAIO IBRAHIM DAVID, MÁRCIO DE ANDRADE SCHETTINI, ANDRÉ SAPOZNIK, CLAUDIA POLITANSKI, MILTON MALUHY FILHO, ALEXSANDRO BROEDEL LOPES, FERNANDO BARÇANTE TOSTES MALTA, LEILA CRISTIANE BARBOZA BRAGA DE MELO, PAULO SERGIO MIRON, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, EMERSON MACEDO BORTOLOTO, GILBERTO FRUSSA, JOSÉ VIRGILIO VITA NETO, RENATO BARBOSA DO NASCIMENTO, RODRIGO LUÍS ROSA COUTO, SERGIO MYCHKIS GOLDSTEIN and TATIANA GRECCO, all qualified below, for the next annual term of office that will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2021, thus being composed as follows:

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.2 EXECUTIVE BOARD Chief Executive Officer CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Senior Vice Presidents (“Diretores Gerais”) CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 12.470.390-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 101.398.578-85, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; and MÁRCIO DE ANDRADE SCHETTINI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/RJ) No. 05.492.490-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 662.031.207-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Director Vice Presidents ANDRÉ SAPOZNIK, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 21.615.978-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 165.085.128-62, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; CLAUDIA POLITANKI, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 16.633.770-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 132.874.158-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Executive Officers ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/ES) No. 1.215.567 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; FERNANDO BRAÇANTE TOSTES MALTA, Brazilian, divorced, systems analyst, bearer of Identity Card (RG-IFP/RJ) No. 07.292.860-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 992.648.037-34, domiciled in the city and state of São Paulo at Praça

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.3 Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 20.187.093-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 153.451.838-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; and PAULO SERGIO MIRON, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 16.191.136-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; Officers ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 22.346.052-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/MG) No. M-6.087.593 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; ANDRE BALESTRIN CESTARE, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 28.909.394-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. CPF 213.634.648-25, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, 2º, andar, Itaim Bibi, CEP 04538-132; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Identity Card (RG-SSP/SP) No. 22.587.899-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; GILBERTO FRUSSA, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 16.121.865-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 127.235.568-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 28.102.942-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 21.582.888-4 and enrolled with the Individual Taxpayer’s Registry (CPF)

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.4 under No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; RODRIGO LUÍS ROSA COUTO, Brazilian, divorced, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5060112165 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 882.947.650-15, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; SERGIO MYCHKIS GOLDSTEIN, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 21.311.913-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 282.310.718-57, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 4º andar, Itaim Bibi, CEP 04538-132; and TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of Identity Card (RG-SSP/SP) No. 22.539.046-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 3º andar, Itaim Bibi, CEP 04538-132. 5) To register (i) the submission of the documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in legislation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed with the Company’s head office; and (ii) that the investiture of the elected members will be formalized as soon as their elections are ratified by the Central Bank of Brazil (“Bacen”). 6) To register that the Senior Vice Presidents (“Diretores Gerais”) will have the following specific duties: 6.1. Caio Ibrahim David will be responsible for structuring the services and setting out the internal and operating rules related to the wholesale and middle market and large company relationship departments, including the rendering of banking, investment banking and asset management services, as well as those related to the institutional treasury department; 6.2. Márcio de Andrade Schettini will be responsible for structuring the services and setting out the internal and operational rules related to the Commercial Bank; to the relationship with and offers of products and services to the individual and corporate client base, covered in all retail segmentation levels; and to the insurance and capitalization (Premium bonds) departments. 7) In accordance with the rules of CMN, Bacen and CVM, to assign the responsibilities to the Company’s officers, as follows: CAIO IBRAHIM DAVID Adjusting the Products, Services and Operations to the Client’s profile – CVM Instruction No. 539/13; Rural Credit Department – CMN Resolution No. 3,556/08; Investment Portfolio – CMN Resolution No. 2,212/95; Repurchase Operations – CMN Resolution No. 3,339/06;

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.5 Loans and Securities Lending Operations – CMN Resolution No. 3,197/04 Swap Operations – CMN Resolution No. CMN 3,505/07; Operations carried out with securities in regulated markets – CVM Instruction No. 505/11; and Foreign Currency Market-related Operations – CMN Resolution No. 3,568/08. MÁRCIO DE ANDRADE SCHETTINI Commercial Portfolio – CMN Resolution No. 2,212/95; Lease Portfolio – CMN Resolution No. 2,212/95; Real Estate Loan Portfolio – CMN Resolution No. 2,212/95; Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95; Deposit Accounts – CMN Resolution No. 4,753/19; and Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12. ANDRÉ SAPOZNIK Selic Matters – Bacen Circular No. 3,808/16; Matters related to the Brazilian Payments System – Bacen Circular No. 3,281/05; and Client Registration of the National Financial System (SFN) – Bacen Circular No. 3,347/07. MILTON MALUHY FILHO Risk Management (CRO)—CMN Resolution No. 4,557/17. ALEXSANDRO BROEDEL LOPES Accounting Department – CMN Resolution No. 3,198/04; Unicad data update – BACEN Circular No. 3,165/02; and Head of Investor Relations – CVM Instruction No. 480/09. FERNANDO BARÇANTE TOSTES MALTA Responsible for Anti- Money Laundering (AML) (Law No. 9,613/98 and legislation in force) and also for assessing, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to AML, fighting terrorism financing and information privacy and security programs, with powers to appoint specific departments under his responsibility to operate in relation to these powers; and Internal controls and procedures for securities traded in regulated markets – CVM Instruction No. 505/11. LEILA CRISTIANE BARBOZA BRAGA DE MELO RDR System (System of Registration of Complaints and Requests) – Bacen Circular No. 3,729/14. ADRIANO CABRAL VOLPINI Compliance with the Cyber Security Policy – CMN Resolution No. 4,658/18. GILBERTO FRUSSA Supply of Information – Bacen Circular No. 3,504/10 and Bacen Circular No 3,665/13; Environmental and Social Responsibility Policy – CMN Resolution No. 4,327/14;and Institutional Policy on relationship with clients and users of financial products and services – CMN Resolution No. 4,539/16.

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.6 RODRIGO LUÍS ROSA COUTO Determination of Minimum Limits and Standards – Bacen Circular No. 3,398/08; Calculation of RWA amount, PR and Principal Capital – CMN Resolution No. 4,193/13; Compliance with the Maximum Limits of Exposure per Client and Concentrated Exposures – CMN Resolution No. 4,677/18; Disclosure of prudential information – CMN Resolution No. 4,745/19; Capital Risk Management – CMN Resolution No. 4,557/17; Recovery Plan – CMN Resolution No. 4,502/16; Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11; and Credit Information System (SCR) – Bacen Circular No. 3,870/17. TATIANA GRECCO Two-way guarantee margin requirement for derivative operations – CMN Resolution No. 4,662/18. 8) With respect to the Committees reporting to the Board of Directors, establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2021: AUDIT COMMITTEE (i) To reelect ANTONIO CARLOS BARBOSA DE OLIVEIRA, ANTONIO FRANCISCO DE LIMA NETO, DIEGO FRESCO GUTIERREZ, GUSTAVO JORGE LABOISSIÈRE LOYOLA and ROGÉRIO PAULO CALDERÓN PERES, all qualified below; (ii) To elect LUCIANA PIRES DIAS and OTAVIO YAZBEK, all qualified below; (iii) To establish the following composition of the Audit Committee: Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/DF) No. 408.776 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000. Members: ANTONIO CARLOS BARBOSA DE OLIVEIRA, Brazilian, married, mechanical engineer, bearer of Identity Card (RG-SSP/SP) No. 4.518.457-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 528.154.718-68, domiciled in the city and state of São Paulo at Rua Bandeira Paulista, 726, Conj 11, Itaim Bibi, CEP 04532-012; ANTONIO FRANCISCO DE LIMA NETO, Brazilian, married, economist, bearer of Identity Card (CRE/11ª. Região/DF) No. 5563-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 231.877.943-00, domiciled in the city and state of São Paulo at Rua Bueno Brandão, s/n—Vila Nova Conceição—CEP:04509-020; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V-203.593-3 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 214.970.328-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9º andar, Parque Jabaquara, CEP 04344-902;LUCIANA PIRES DIAS, Brazilian, single, lawyer, bearer of Identity card (RG-SSP/SP) No. 26.180.321-9 and enrolled with the Individual taxpayer’s Registry

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.7 (CPF) under No. 251.151.348-02, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 2.894, conjunto 73, Jardim Paulistano, CEP 01451-001; OTAVIO YAZBEK, Brazilian, married, lawyer, bearer of Identity card (RG-SSP/SP) No. 25.188.557-4 and enrolled with the Individual Taxpayer’s Registry under No. 163.749.928-06, domiciled in the city and state of São Paulo at Rua do Rocio, 350, 9º andar, Vila Olímpia, CEP 04552-000; and ROGÉRIO PAULO CALDERÓN PERES, Brazilian, divorced, business administrator, bearer of Identity Card (RG-SSP/SP) No. 05.212.295-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 035.248.608-26, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9º andar, Parque Jabaquara, CEP 04344-902; (iv) To register the submission of the documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in legislation in force, particularly Resolutions No. 3,198/04 and No. 4,122/12 of the National Monetary Council (“CMN”) and all these documents were filed with the Company’s head office, and that the investiture of the elected members will be formalized as soon as their elections are ratified by Bacen; (v) To register that DIEGO FRESCO GUTIERREZ is the Audit Committee’s member of Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing areas (financial expert). 9) With respect to the other Committees, carry on with the following compositions: STRATEGY COMMITTEE Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 771.733.258-20, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4ºandar, Itaim Bibi, CEP 04538-132; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132.

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.8 RISK AND CAPITAL MANAGEMENT COMMITTEE Chairman: PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03733122-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035; Members: MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 3.082.364-X and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 700.536.698-00, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, already qualified above. NOMINATION AND CORPORATE GOVERNANCE COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified above. Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942;ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; FÁBIO COLLETTI BARBOSA and MARCO AMBROGIO CRESPI BONOMI, both already qualified above. RELATED PARTIES COMMITTEE Chairman: FÁBIO COLLETTI BARBOSA, already qualified above. Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA; and PEDRO LUIZ BODIN DE MORAES, both already qualified above. PEOPLE COMMITEE Chairman: PEDRO MOREIRA SALLES, already qualified above. Members: ALFREDO EGYDIO SETUBAL, already qualified above; ANA LÚCIA DE MATTOS BARRETTO VILLELA, already qualified above; FÁBIO COLLETTI BARBOSA, already qualified above; and JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/RS) No. 6011890834 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400. COMPENSATION COMMITTEE Chairman: ROBERTO EGYDIO SETUBAL, already qualified above.

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF APRIL 30, 2020 – 2:00 p.m page.9 Members: GERALDO JOSÉ CARBONE (non-management member), Brazilian, married, economist, bearer of Identity Card (RG SSP/SP) No.8.534.857-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. CPF 952.589.818-00, domiciled in the city and state of São Paulo at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; GUSTAVO JORGE LABOISSIÈRE LOYOLA, PEDRO LUIZ BODINDE MORAES, and PEDRO MOREIRA SALLES, all of them already qualified above. SOCIAL RESPONSIBILITY COMMITTEE Chairman: ALFREDO EGYDIO SETUBAL, already qualified above. Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; CANDIDO BOTELHO BRACHER; CLÁUDIA POLITANSKI; FÁBIO COLLETTI BARBOSA; e PEDRO MOREIRA SALLES, all of them already qualified above. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (State of São Paulo), April 30, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Board members. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations